Exhibit 99.2

BlastGard International Reports First Quarter 2008 Results

BlastGard International Reports

First Quarter 2008 Results

CLEARWATER FL, May 15, 2008 - BlastGard International (OTCBB; BLGA) reported financial results for the quarter ended March 31, 2008.

According to BlastGard® Chief Executive Officer Andrew McKinnon, “Our focus continues to be on our two new products that we are in the process of bringing to market that fully exploit our BlastWrap technology. Our BlastGard® MBR Gard Cart (Mobile Suspect Package Removal Unit), which houses BlastGard’s MBR 300, provides security personnel at airports with an effective tool for safe removal of an explosive device after it is discovered; and our BlastGard Barrier System (“BBS”) is an innovative high capacity wall system combining three patented technologies, an HDPE cellular core, BlastWrap® and an aesthetically pleasing novel fascia system with extraordinary blast, ballistic, fragment, shaped charge jet and breaching resistance capabilities. We have made significant corrective steps to ensure greater revenue opportunities and our focus is to create revenue and bottom line value for our shareholders.”

Revenues for the first quarter were $12,056 compared to $106,116 reported in the first quarter of 2007. For the first quarter of 2008, BlastGard International reported a net loss of $527,366 or $(0.01) per share based on the weighted average of 37,061,915 shares outstanding compared to a net loss of $648,265 or $(0.03) per share reported in the first quarter of 2007 based on the weighted average shares outstanding of 22,110,913.

About BlastGard International, Inc.

BlastGard International, Inc. creates designs, develops, manufactures and markets proprietary blast mitigation materials. The Company's patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology is being used to create new, finished products or to retrofit to existing products. BlastWrap® is a market leading product from which blast protection solutions are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company's ability to market its products; the Company's ability to obtain additional funding; the Company's ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company's stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact:

BlastGard International, Inc.

Michael J. Gordon

(727) 592-9400